FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    May 2009

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit No.            Description

99.1                         Notice of Annual General Meeting dated May 14, 2009

99.2                         Information Circular as of May 14, 2009

99.3                         Supplemental Mailing Form

99.4                         Form of Proxy

99.5                         Form of Voter Information Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2009	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIT 99.1

BRAZAURO RESOURCES CORPORATION

16360 Park Ten Place, Suite 217

Houston, Texas, U.S.A.

77084

Telephone: 281-579-3400

Facsimile: 281-579-9799

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of Brazauro Resources Corporation (the “Company”) will be held at Suite 700, 595 Burrard Street, Vancouver, British Columbia, V7X 1S8, on Friday, June 12, 2009 at the hour of 2:00 P.M., Vancouver time, for the following purposes:

1.	To receive and consider the report of the directors and the financial statements of the Company together with the auditor’s report thereon for the financial year ended January 31, 2009.
2.	To fix the number of directors at seven (7).
3.	To elect directors for the ensuing year.
4.	To appoint the auditor for the ensuing year.
5.	To pass an ordinary resolution to approve and ratify the Company’s Shareholder Rights Plan Agreement, as amended, as more fully set forth in the information circular accompanying this notice.
6.	To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 14th day of May, 2009.

BY ORDER OF THE BOARD

“Mark E. Jones III”

Mark E. Jones III

Chief Executive Officer

EXHIBIT 99.2

BRAZAURO RESOURCES CORPORATION

16360 Park Ten Place, Suite 217

Houston, Texas, U.S.A.

77084

INFORMATION CIRCULAR

As of May 14, 2009 (unless otherwise noted)

MANAGEMENT SOLICITATION OF PROXIES

The Company is providing this Information Circular and a form of proxy in connection with management’s solicitation of proxies for use at the annual general meeting (the “Meeting”) of the Company to be held on Friday, June 12, 2009 and at any adjournments. Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will not reimburse shareholders, nominees, or agents for their costs of obtaining authorization from their principals to sign forms of proxy. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on your behalf in accordance with the instructions given by you in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the “Management Proxyholders”).

As a shareholder, you have the right to appoint a person other than a Management Proxyholder, to represent you at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with your instructions on any ballot that may be called for and if you specify a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If you do not specify a choice and you have appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

You must deliver the completed form of proxy to the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 or fax 1-866-249-7775 or to the Company’s head office at the address listed on the cover page of this Information Circular, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the scheduled time of the Meeting or any adjournment.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most of the Company’s shareholders are “non-registered” shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a “Nominee”). If you purchased your shares through a broker, you are likely an unregistered holder.

Non-registered holders who have not objected to their Nominee disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those non-registered holders who have objected to disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

Meeting materials sent to non-registered holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a non-registered shareholder is able to instruct the registered shareholder (or Nominee) how to vote on behalf of the non-registered shareholder. VIFs, whether provided by the Company or by a Nominee, should be completed and returned in accordance with the specific instructions noted on the VIF.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In either case, the purpose of this procedure is to permit non-registered shareholders to direct the voting of the shares which they beneficially own. If a non-registered holder who receives a VIF wishes to attend the Meeting or have someone else attend on his, her or its behalf, the non-registered shareholder may appoint a legal proxy as set forth in the VIF, which will give the non-registered shareholder or his, her or its nominee the right to attend and vote at the Meeting. Non-registered shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to “non objecting beneficial owners”. If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the

Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

If you are a registered shareholder who has returned a proxy, you may revoke your proxy at any time before it is exercised. In addition to revocation in any other manner permitted by law, as a registered shareholder, you or your attorney authorized in writing or, if you are a corporation, by an authorized director, officer or attorney of the corporation, may revoke it by either:

(a)	signing a proxy bearing a later date; or
(b)	signing a written notice of revocation in the same manner as the form of proxy is required to be signed as set out in the notes to the proxy; or
(c)	attending the Meeting in person and registering with the scrutineer as a registered shareholder present in person.

Only registered shareholders have the right to revoke a proxy. The later proxy or the notice of revocation must be delivered to the office the Company’s registrar and transfer agent or to the Company’s head office at any time up to and including the last business day before the scheduled time of the Meeting or any adjournment, or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

If you are a non-registered shareholder who wishes to revoke a proxy authorization form (voting instructions) or to revoke a waiver of your right to receive Meeting materials and to give voting instructions, you must give written instructions to your Nominee at least seven days before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

The Company is authorized to issue an unlimited number of common shares without par value (the “shares”), of which 85,237,621 shares are issued and outstanding as of May 8, 2009, the record date for the Meeting. There is only one class of shares.

Persons who are registered shareholders at the close of business on May 8, 2009, will be entitled to receive notice of and vote at the Meeting. On a show of hands, every shareholder and proxyholder will have one vote and, on a poll, every shareholder present in person represented by proxy will have on vote for each share. In order to approve a motion proposed at the Meeting, a majority of more than 50% of the votes cast will be required to pass an ordinary resolution, and a majority of at least two thirds (2/3) of the votes cast will be required to pass a special resolution.

To the knowledge of the Directors and executive officers of the Company, no person or company beneficially owns, controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until that person sooner ceases to be a director. The shareholders will be asked to pass an ordinary resolution to set the number of Directors of the Company at seven for the next year, subject to any increases permitted by the Company’s Articles.

The Company has a compensation committee and is required to have an audit committee. Members of these committees are as set out below. The Company does not have an executive committee.

Unless you provide other instructions, the enclosed proxy will be voted for the nominees listed below, all of whom are presently members of the Board of Directors, except for John S. Segner, who is a new nominee. Management does not expect that any of the nominees will be unable to serve as a director. If before the Meeting any vacancies occur in the slate of nominees listed below, the person named in the proxy will exercise his or her discretionary authority to vote the shares represented by the proxy for the election of any other person or persons as Directors.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position(1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (2)
Mark E. Jones III Houston, Texas Chairman, President, Chief Executive Officer & Director	Vice-Chairman of Solitario Exploration and Royalty Corp.	Since March 12, 1986	1,343,400
Brian C. Irwin(4) Parksville, British Columbia Chief Financial Officer & Director	Retired Barrister & Solicitor	Since October 3, 1995	none
Leendert G. Krol Denver, Colorado Director	Geologist, independent businessman and consultant since October, 2001; Formerly Vice-President International Exploration of Newmont Mining Corporation	Since March 6, 2003	none
Patrick L. Glazier (3) Prince George, British Columbia Director	President of East Fraser Fiber Co. Ltd.	Since July 8, 1998	1,366,547
Greg Chorny(3)(4) Aurora, Ontario Director	Retired Barrister	Since August 8, 2008	951,922
Dr. Roger David Morton (3)(4) Edmonton, Alberta Director	Professor Emeritus of Geology, University of Alberta; Director of Sola Resource Corp.; Director of Diamond Hawk Mining Corp.	Since June 14, 1993	5,428
John S. Segner Houston, Texas Director	Private investor; former Managing Director and Global Partner of Invesco PLC	New nominee	477,750
(1)	The information as to the province or state of residence and principal occupation, not being within the knowledge of the Company, has been individually furnished by the respective nominees.
(2)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 30, 2009, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(3)	Member of the audit committee.
(4)	Member of the compensation committee.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the Directors and executive officers of the company acting solely in such capacity.

CORPORATE CEASE TRADE ORDERS AND BANKRUPTCIES

None of the proposed directors (or any of their personal holding companies) of the Company:

(a)	is, or during the ten years preceding the date of this Information Circular has been, a director or officer of any company, including the Company, that, while that person was acting in that capacity:
(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
(ii)

was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or executive officer of the relevant company in the relevant company, being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of the proposed director nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b)

has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets of that individual.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The following persons proposed for election as Directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
Mark E. Jones, III	Solitario Exploration and Royalty Corp.
Brian C. Irwin	Callinan Mines Limited Carlin Gold Corporation Constantine Metal Resources Ltd. International Northair Mines Ltd.

Name of Director	Name of Other Reporting Issuer
Leendert G. Krol	Romarco Minerals Inc. StrataGold Corporation
Patrick L. Glazier	Nil
Greg Chorny	Nil
Dr. Roger David Morton	Diamond Hawk Mining Corp. Sola Resource Corp.
John S. Segner	Nil

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation, Philosophy and Objectives

The Company does not have a formal compensation program. The board of directors meets to discuss and determine management compensation, without reference to formal objectives, criteria or analysis. The general objectives of the Company’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value; (b) align management’s interests with the long term interest of shareholders; (c) provide a compensation package that is commensurate with other junior mineral exploration companies to enable the Company to attract and retain talent; and (d) to ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that its is a junior mineral exploration company without a history of earnings.

The Board, as a whole, ensures that total compensation paid to all Named Executive Officers, as hereinafter defined, is fair and reasonable. The Board relies on the experience of its members as officers and directors with other junior mining companies in assessing compensation levels.

Analysis of Elements

Base salary is used to provide the Named Executive Officers a set amount of money during the year with the expectation that each Named Executive Officer will perform his responsibilities to the best of his ability and in the best interests of the Company. During the year ending January 31, 2009 the Company also paid cash bonuses to Named Executive Officers. Cash bonuses supplement the issuance of option-based awards and are related to the financial performance of the Company, as well of the achievement of individual performance objectives.

The Company considers the granting of incentive stock options to be a significant component of executive compensation as it allows the Company to reward each Named Executive Officer’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury. Stock options are generally awarded to directors, officers, consultants and employees at the commencement of employment and periodically thereafter. The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Company’s stock option plan (the “Stock Option Plan”).

Long Term Compensation and Option Based Awards

The Company has no long term incentive plans other than the Stock Option Plan. The Company’s directors, officers, consultants and employees are entitled to participate in the Stock Option Plan. The Stock Option Plan is designed to encourage share ownership and entrepreneurship on the part of the senior management and other employees, The Board believes that the Stock Option Plan aligns the interests of the Named Executive Officer and the Board with shareholders by linking a component of executive compensation to the longer term performance of the Company’s common shares.

Options are granted by the Board of Directors. In monitoring or adjusting the option allotments, the Board takes into accounts its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value, previous option grants and the objectives set for the Name Executive Officers and the Board. The scale of options is generally commensurate to the appropriate level of base compensation for each level of responsibility.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Board also makes the following determinations:

•	parties who are entitled to participate in the Stock Option Plan;
•

the exercise price for each stock option granted, subject to the provision that the exercise price cannot be lower than prescribed discount permitted by the Exchange from the market price on the date of grant;

•	the date on which each option is granted;
•	the vesting period, if any, for each stock option;
•	the other material terms and conditions of each stock option grant; and
•	any re-pricing or amendment to a stock option grant.

The Board makes these determinations subject to and in accordance with the provisions of the Stock Option Plan. The board of directors reviews and approves grants of options on an annual basis and periodically during a financial year.

Pursuant to the Company’s stock option plan, the Company’s Board of Directors grants options to directors, officers, consultants and employees as incentives. The level of stock options awarded to a Named Executive Officer (as defined below) is determined by his position and his potential future contributions to the Company. The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on the TSX Venture Exchange (the “Exchange”) at the time of the grant of the option.

The Company did not grant any stock options to Named Executive Officers during the year ended January 31, 2009.

Summary Compensation Table

For the purposes of this Information Circular, a “Named Executive Officer” means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Company;

(b)	a chief financial officer (“CFO”) of the Company;

(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for the January 31, 2009 year end; and

(d)	each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer, nor acting in a similar capacity at January 31, 2009.

Summary Compensation Table

During the financial year ended January 31, 2009, the Company had three (3) Named Executive Officers: Mark E. Jones III, President and Chief Executive Officer, Brian C. Irwin, Chief Financial Officer, and Elton L.S. Pereira, Vice President Exploration. The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial year ended January 31, 2009, in respect of the President and Chief Executive Officer, the Chief Financial Officer and the Vice President Exploration. For the information concerning compensation related to previous years, please refer to the Company’s previous Information Circulars available at www.sedar.com.

Name and principal position	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation (3) ($)	Total Compensation ($)
					Annual incentive plans (2)	Long-term incentive plans
Mark E. Jones III(4), Chairman, President, CEO & Director	2009	$216,960 (5)	Nil	Nil	$6,509	Nil	Nil	$26,988	$250,457
Brian C. Irwin(4), CFO & Director	2009	$120,000	Nil	Nil	$4,785	Nil	Nil	$20,500	$145,285
Elton L.S. Pereira VP Exploration	2009	$208,032 (6)	Nil	$88,163(7)	$10,848	Nil	Nil	Nil	$307,043
(1)	This figure includes the dollar value of cash and non-cash base salary each Named Executive Officer earned during the relevant financial year.
(2)	The amounts in this column consist of bonuses paid to Named Executive Officers.
(3)

Such other compensation includes Director’s fees paid for each Director’s meeting or committee meeting attended and for compensation received for a car allowance. It also includes all benefits and perks received by Named Executive Officers that meet the threshold of $50,000 or 10% of total annual salary.

(4)	Until May 29, 2008, Mr. Jones also performed the functions of the Chief Financial Officer of the Company. On May 29, 2008, Mr. Irwin was appointed the Chief Financial Officer of the Company.
(5)	Mr. Jones’ salary was paid in US$. An average exchange rate of 1.0848 was used to convert the US$ to Canadian dollars.
(6)	Mr. Pereira’s salary was paid in Brazilian Real (R$). Average rates were used to convert the R$ to Canadian dollars.
(7)	A total of 650,000 options previously granted to Mr. Pereira were re-priced in May 2008 to $0.57. The Company used the Black-Scholes Model to calculate the option compensation amount.

Incentive Plan Awards

The following table discloses the particulars for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year:

Outstanding share based compensation and option based awards

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market of payout value of share-based awards that have not vested ($)
Mark E. Jones III	51,765 657,245 135,500 155,100 500,390	$0.92 $1.02 $1.10 $1.30 $2.00	6/11/2009 7/29/2009 11/19/2009 3/22/2010 7/21/2010	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Brian C. Irwin	17,283 228,844 47,000 50,500 156,373 200,000	$0.92 $1.02 $1.10 $1.30 $2.00 $0.55	6/11/2009 7/29/2009 11/19/2009 3/22/2010 7/21/2010 12/18/2012	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
Elton L.S. Pereira	100,000(1) 300,000(1) 250,000(1) 150,000	$0.57 $0.57 $0.57 $0.55	2/15/2010 8/4/2010 5/11/2012 12/18/2012	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A
(1)	These options were re-priced in May 2008 to $0.57.
(2)

This amount is calculated as the difference between the market value of securities underlying the options on January 31, 2009, being the last trading day of the Company’s shares for the financial which and the exercise price of the option.

Incentive Plan Awards – value vested or earned during the year

The following table sets forth for the Named Executive Officers, the value of option-based awards and share-based awards which vested or were earned during the most recently completed financial year:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Mark E. Jones III	Nil	N/A	N/A
Brian C. Irwin	$32,680	N/A	N/A
Elton L.S. Pereira	$62,678	N/A	N/A

Pension Plan Benefits

The Company does not have any deferred compensation plan or pension plan that provides for payments or benefits at, following or in connection with retirement.

Termination and change of control benefits

The Company does not have any plan, contract, agreement or plan or arrangement that provides for payments to a Named Executive Officer, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, a change of control of the Company or a change in the Named Executive Officer’s responsibilities.

Director Compensation

The Company currently has six Directors, two of which Mark E. Jones III and Brian C. Irwin are also Named Executive Officers. For a description of the compensation paid to the Company’s Named Executive Officers who also act as Directors, see “Summary Compensation Table”.

The Company compensates all Directors for their services in their capacity as Directors as follows: Directors are paid an annual fee of $15,000 and $1,000 for each Directors meeting or committee meeting they attend, with the Chairman receiving $1,500.

The Company considers the contributions of the Directors to the Company’s affairs, including special assignments or services as a consultant or an expert, and pays the Directors as it considers appropriate for the circumstances.

Leendert G. Krol provides consulting services to the Company under month-to-month contracts and received a total of US$96,000 for such services during the financial year ending January 31, 2009. The Company also paid Mr. Krol US$15,450 for Director’s fees and US$6,000 as a bonus.

During the year ending January 31, 2009, the Chief Financial Officer of the Company, Brian C. Irwin, provided consulting services under month-to-month contracts and received a total of CDN$120,000 for such services.

The Company maintains no pension, profit sharing, retirement or other plan providing benefits to its Directors.

Director Compensation Table

The following table sets forth all amounts of compensation paid or granted to the Company’s Directors, other than Named Executive Officers, for the most recently completed financial year:

Name	Fees earned (1) ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Dr. Roger David Morton	$20,000	Nil	Nil	Nil	Nil	Nil	$20,000
Patrick L. Glazier	$18,000	Nil	Nil	Nil	Nil	Nil	$18,000
Leendert G. Krol	$16,000	Nil	Nil	Nil	Nil	Nil	$16,000
Harry W. Dobson(2)	$15,000	Nil	Nil	Nil	Nil	Nil	$15,000
Greg Chorny	$20,000	Nil	$54,734(3)	Nil	Nil	Nil	$74,734
(1)	Represents all fees awarded, earned, paid or payable in cash for services as a director.
(2)	Mr. Dobson resigned as Director of the Company on April 20, 2009.
(3)	A total of 200,000 options were granted to Mr. Chorny in August 8, 2008 to an exercise price of $0.50. The Company used the Black-Scholes Model to calculate the option compensation amount

The Company has a stock option plan for the granting of incentive stock options to the directors, officers, consultants and employees. The purpose of granting options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Incentive Plan Awards

The following table discloses the particulars for each director, other than those that are also the Named Executive Officers, for awards outstanding at the end of the most recently completed financial year:

Outstanding share-based awards and option-based awards

Name	Option –based awards				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of share or units of shares that have not vested (#)	Market of payout value of share-based awards that have not vested ($)
Dr. Roger David Morton	31,652 166,250 37,000 40,000 125,098 100,000	$0.92 $1.02 $1.10 $1.30 $2.00 $0.55	6/11/2009 7/29/2009 11/19/2009 3/22/2010 7/21/2010 12/18/2012	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
Patrick L. Glazier	120,995 141,875 55,000 61,000 187,646 200,000	$0.92 $1.02 $1.10 $1.30 $2.00 $0.55	6/11/2009 7/29/2009 11/19/2009 3/22/2010 7/21/2010 12/18/2012	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
Leendert G. Krol	251,328 470,001 136,500 155,100 469,115 200,000	$0.92 $1.02 $1.10 $1.30 $2.00 $0.55	6/11/2009 7/29/2009 11/19/2009 3/22/2010 7/21/2010 12/18/2012	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
D. Harry W. Dobson(1)	300,000 300,000	$1.25 $2.00	5/31/2010 8/4/2010	N/A N/A	N/A N/A	N/A N/A
Greg Chorny	200,000	$0.50	8/8/2013	N/A	N/A	N/A
(1)	Mr. Dobson resigned as a Director of the Company on April 20, 2009.
(2)

This amount is calculated as the difference between the market value of securities underlying the options on January 31, 2009, being the last trading day of the Company’s shares for the financial which and the exercise price of the option.

Incentive Plan Awards – value vested or earned during the year

Name	Option-based awards – Value vested during the year ($	Share-based awards – Value vested during the year ($	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Roger David Morton	$16,340	N/A	N/A
Patrick L. Glazier	$32,680	N/A	N/A
Leendert G. Krol	$32,680	N/A	N/A

Name	Option-based awards – Value vested during the year ($	Share-based awards – Value vested during the year ($	Non-equity incentive plan compensation – Value earned during the year ($)
D. Harry W. Dobson(1)	Nil	N/A	N/A
Greg Chorny	$26,772	N/A	N/A
(1)	Mr. Dobson resigned as a Director of the Company on April 20, 2009.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance as at the end of the financial year ended January 31, 2009:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	8,967,526	$1.15	3,835,331
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	8,967,526	$1.15	3,835,331

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of Directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, proposed nominee for election as a director of the Company, or associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the beginning of the Company’s last financial year or in any proposed transaction, which has materially affected or will materially affect the Company or any of the Company’s subsidiaries, other than as disclosed under the headings “Executive Compensation” and “Particulars of Other Matters to Be Acted Upon”.

An “informed person” means:

(a)	a director or executive officer of the Company;
(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;
(c)

any person or company who beneficially owns, directly or indirectly, the Company’s voting securities or who exercises control or direction over the Company’s voting securities or a combination of both carrying more than 10 percent of the voting rights attached to all the Company’s outstanding voting securities other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company if it has purchased, redeemed or otherwise acquired any of the Company’s securities, so long as the Company holds any of its securities.

APPOINTMENT OF AUDITORS

Morgan & Company, Chartered Accountants, of 700 Georgia Street West, Suite 1488, Vancouver, British Columbia, is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Morgan & Company as the auditor of the Company to hold office for the ensuing year at remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

None of the Company’s management functions of the Company or its subsidiaries are performed to any substantial degree by a person other than the Directors or executive officers of the Company or its subsidiaries.

AUDIT COMMITTEE

Section 224(1) of the Business Corporations Act (British Columbia), the Policies of the Exchange and National Instrument 52-110 Audit Committees (“NI 52-110”), the Company is required to have an audit committee.

The Audit Committee’s Charter

Mandate

The primary function of the audit committee (the “Audit Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Audit Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•	Review and appraise the performance of the Company’s external auditors.
•	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Audit Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee.

At least one member of the Audit Committee shall have accounting or related financial management expertise. All members of the Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Audit Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.

Meetings

The Audit Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Audit Committee will meet at least annually with the CFO and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee shall:

Documents/Reports Review

(a)	Review and update this Charter annually.
(b)

Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Audit Committee as representatives of the shareholders of the Company.
(b)	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d)	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.
(e)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f)

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

(g)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and
iii.

such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Audit Committee.

Provided the pre-approval of the non-audit services is presented to the Audit Committee’s first scheduled meeting following such approval such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.
(b)	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.
(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.
(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i)	Review certification process.
(j)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

The Audit Committee met once during the most recently completed financial year.

Composition of the Audit Committee

As of May 14, 2009, the following are the members of the Audit Committee:

Dr. Roger David Morton	Independent (1)	Financially literate (1)
Patrick L. Glazier	Independent (1)	Financially literate (1)
Greg Chorny	Independent (1)	Financially literate (1)

(1)	As defined by National Instrument 52-110 Audit Committees (“NI 52-110”).

Relevant Education and Experience

Dr. Morton is a director of several public companies and has sat on the audit committee of some of those entities. Mr. Glazier is the owner of several resources sector companies and has been involved in the mining industry both as an investor and an owner operator. Mr. Chorny has been involved in finance in the junior resources sector as an independent venture capitalist for the past fifteen years and is considered by the Company to be an audit committee financial expert. In the course of that experience they have reviewed financial statements, studied various accounting principles and have considered the requirements for an understanding of the needs for internal controls and procedures.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditors Service Fees (By Category)

The table below sets out all fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
January 31, 2009	$50,000	$12,480	$2,165	$6,150
January 31, 2008	$36,600	$4,000	$0	$0

Exemption in Section 6.1 of NI 52-110

The Company is relying upon the exemption in section 6.1 of NI 52-110, which exempts issuers whose shares are listed only on the Exchange from the requirements of Part 3 (Composition of Audit Committee) and Part 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

National Policy 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101 Disclosure of Corporate Governance Practices, the Company discloses the following:

A summary of the responsibilities and activities and the membership of each of the committees are set out below.

Independence of Members of Board

The Company’s proposed Board will consist of seven (7) directors, four (4) of whom are independent based upon the tests for independence set forth in NI 52-110. Dr. Roger David Morton, Patrick L. Glazier, Greg Chorny and John S. Segner are independent. Mark E. Jones, III is not independent as he is the President and Chief Executive Officer of the Company. Leendert G. Krol is not independent as he currently provides consulting services on an ongoing basis. Brian C. Irwin is not independent as he is the Chief Financial Officer and provided services to the Company on an ongoing basis under a consulting contract until May 29, 2008, when he was appointed the Chief Financial Officer of the Company.

Management Supervision by Board

The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented on the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent directors are however able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed entirely of independent directors who meet from time-to time with the Company’s auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table provided under “Election of Directors” in this Information Circular.

Orientation and Continuing Education

The Company’s Board of Directors takes the following steps to ensure that all new directors receive orientation regarding the role of the Board, its committees and directors, and the nature and operations of the Company:

1.

An assessment is made of the new director’s set of skills and professional background. This allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of the Company’s business will be necessary and relevant to each new director. Once this is determined, one or more of the existing directors, who may be assisted by the Company’s management, provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

2.	Technical presentations are conducted at most Board meetings to ensure that the directors maintain the skills and knowledge necessary for them to meet their obligations as directors of the Company.

All Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations.

Board members have full access to the Company’s records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Board has responsibility for the stewardship of the Company including responsibility for strategic planning, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks. In addition, the Board is responsible for succession planning and the integrity of the Company’s internal controls. The Board seeks to foster a culture of ethical conduct by striving to ensure that the Company conducts its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board encourages management to consult with legal and financial advisors to ensure that the Company is in compliance with legal and financial requirements; is aware of the Company’s continuous disclosure obligations and reviews prior to their distribution such material disclosure documents including, but not limited to, the interim and annual financial statements and Management’s Discussion and Analysis; relies on the Committee to review and discuss the Company’s systems of financial controls with the external auditor; actively monitors the Company’s compliance with the Board’s directives to ensure that all material transactions are reviewed and authorized by the Board before being undertaken by management;

and has established a “Whistleblower Policy” which details the complaint procedures for financial concerns and is posted on the Company’s website.

In addition, the Board must comply with the conflict of interest provisions of the Business Corporations Act (British Columbia) in addition to the relevant securities regulatory instruments and Exchange policies, in order to ensure that the directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and persons with experience related to mineral exploration are consulted for possible candidates. At the Company’s present stage of development, the Board does not believe that a separate Nominating Committee is required.

Compensation of Directors and the CEO

The members of the Compensation Committee are Mark E. Jones, III, Greg Chorny and Dr. Roger David Morton, of whom Greg Chorny and Dr. Roger David Morton are independent. The Compensation Committee has responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the Compensation Committee reviews compensation paid for directors and chief executive officers of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the Compensation Committee annually review(s) the performance of the chief executive officer in light of the Company’s objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

Board Committees

As the directors are actively involved in the operations of the Company, the Board has determined that additional committees are not necessary at this stage of the Company’s development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company’s development. The Board conducts informal annual assessments of the Board’s effectiveness, the individual directors and each of its committees. It is the view of the Board that by virtue of the Board’s size and the nature of the relationships between the Board members that a formal committee for assessments is not required at the present time.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Shareholder Rights Plan Agreement

The following is only a summary of certain provisions of the Shareholder Rights Plan Agreement, as amended, and is qualified in its entirety by the provisions of the Shareholder Rights Plan Agreement, as amended. Defined terms used in this section and not defined herein have the meaning ascribed to them in the Shareholder Rights Plan Agreement, as amended. A shareholder or other interested party may obtain a copy of the Shareholder Rights Plan Agreement, as amended, by contacting the Company at 16360

Park Ten Place, Suite 217, Houston, Texas, 77084, U.S.A., or by accessing the Company’s publicly filed documents, including the Shareholder Rights Plan Agreement, as amended, on SEDAR at www.sedar.com.

Effective November 28, 2008, the board of Directors (the “Board”) of the Company adopted a Shareholder Rights Plan (the “Rights Plan”), which has been implemented by way of a shareholder rights plan agreement between the Company and Computershare Investor Services Inc., as rights agent, dated as of November 28, 2008, as amended by amending agreement effective May 14, 2009 (together, as amended, the “Rights Plan Agreement”). The Board adopted the Rights Plan to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid or similar offer for all or a portion of the outstanding shares of the Company.

At the Meeting, shareholders of the Company will be asked to consider and, if thought advisable, to ratify, confirm and approve by means of an ordinary resolution, the Rights Plan Agreement. Approval of the Rights Plan Agreement by the shareholders of the Company is required by the terms of the Rights Plan Agreement and by the Exchange.

Recommendation of the Board

The Board has determined that the Rights Plan Agreement is and continues to be in the best interests of the Company and its shareholders. The Board recommends that shareholders vote in favour of the resolution approving, confirming, and ratifying the Rights Plan Agreement and authorizing the issuance of Rights pursuant thereto.

Background to the Rights Plan Agreement

The Rights Plan Agreement has been designed to protect shareholders from unfair, abusive or coercive take-over strategies including the acquisition of control of the Company by a bidder in a transaction or series of transaction that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public take-over bid or tender offer for the shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell the Company’s shares with the best opportunity to realize the maximum sale price for their shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The Directors need time in order to have any real ability to consider these alternatives.

Potential Advantages of the Rights Plan Agreement

The Board believes that under the current rules relating to take-over bids and tender offers in Canada, there is not sufficient time for the Directors to explore and develop alternatives for the shareholders such as possible higher offers or corporate reorganizations or restructurings that could maximize shareholder value. Under current rules, a take-over bid must remain open in Canada for a minimum of 35 days. Accordingly, the Directors believe that the Rights Plan Agreement continues to be an appropriate mechanism to ensure that they will be able to discharge their responsibility to assist shareholders in responding to a take-over bid or tender offer.

In addition, the Board believes that the Rights Plan Agreement will encourage persons seeking to acquire control of the Company to do so by means of a public take-over bid or offer available to all shareholders. The Rights Plan Agreement will deter acquisitions by means that deny some shareholders the opportunity to share in the premium that an acquirer is likely to pay upon an acquisition of control. By motivating would-be acquirers to make a public take-over bid or offer or to negotiate with the Board, shareholders will have the best opportunity of being assured that they will participate on an equal basis, regardless of the size of their holding, in any acquisition of control of the Company.

The Rights Plan Agreement is not intended to prevent a take-over or deter fair offers for securities of the Company. The Board believes that the Rights Plan Agreement will not adversely limit the opportunity for the shareholders to dispose of their shares through a take-over bid or tender offer which provides fair value to all shareholders. The Board will continue to be bound to consider fully and fairly and bona fide take-over bid or offer for the shares of the Company and to discharge that responsibility with a view to the best interests of the shareholders.

Potential Disadvantages of the Rights Plan Agreement

Because the Rights Plan Agreement may increase the price to be paid by an acquirer to obtain control of the Company and may discourage certain transactions, confirmation of the Rights Plan Agreement may reduce the likelihood of a take-over bid being made for the outstanding shares of the Company. Accordingly, the Rights Plan Agreement may deter some take-over bids that shareholders may wish to receive.

Term

Provided the Rights Plan Agreement is confirmed at the Meeting, the Rights Plan will remain in effect until termination of the annual meeting of shareholders of the Company in 2012 unless the term of the Rights Plan Agreement is terminated earlier. The Rights Plan may be extended beyond 2012 for an additional three year period by resolution of the shareholders at such meeting in accordance with the provisions of the Rights Plan Agreement, and for subsequent three-year periods on the same basis. If the Rights Plan Agreement is not confirmed at the Meeting, the Rights Plan will terminate on Friday, June 19, 2009 and all Rights issued under the Rights Plan will be cancelled.

Issue of Rights

One right (a “Right”) has been issued by the Company pursuant to the Rights Plan Agreement in respect of each share outstanding at 4:00 pm, (Vancouver time) on November 28, 2008 (the “Record Time”). One Right will also be issued for each additional share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined in the Rights Plan Agreement).

Rights Exercise Privilege

The Rights will separate from the shares to which they are attached and become exercisable at the time (the “Separation Time”) which is ten trading days after the earliest of the first date a public announcement by the Company or a person of facts indicating that a person has become an Acquiring Person (as defined below), the date of commencement or first public announcement of the intention to make a take-over bid that is not an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”), and the date upon which a Permitted Bid or Competing Permitted Bid (as defined in the Rights Plan Agreement) ceases to be such.

Any transaction in or pursuant to which a person (an “Acquiring Person”), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the Rights Plan Agreement) of 20% or more of the voting shares of the Company is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become null and void without any further action, and any Holder (as defined in the Rights Plan Agreement) of such Rights

(including transferees or other successor in title) shall thereafter have no right to exercise such Rights under any provision of the Rights Plan Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights.

The issuance of the Rights is not dilutive until the right separate from the underlying shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently trade their shares.

Certificates and Transferability

Prior to the close of business on the earlier of the Separation Time and the Expiration Time, the Rights will be evidenced by a legend imprinted on certificates for shares issued after the Record Time. Rights are also attached to shares outstanding at the Record Time, although share certificates issued prior to the Record Time will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the shares and will not be exercisable or transferable separately from the shares. From and after the Separation Time and prior to the Expiration Time, the Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the shares.

Permitted Bid Requirements

The requirements of a Permitted Bid include the following:

(a)	the take-over bid must be made by means of a take-over bid circular;
(b)	the take-over bid is made to all holder of voting shares as registered on the books of the Company, other than the offeror, for all of the voting shares held by them;
(c)

the take-over bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting shares will be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than 60 days following the date of the take-over bid and only if at such date more than 50% of the voting shares held by independent shareholders shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

(d)

the take-over bid contains an irrevocable and unqualified provision that, unless the take-over bid is withdrawn, voting shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which voting shares may be taken up and paid for and that any voting shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(e)

the take-over bid contains an irrevocable and unqualified provision that if, on the date on which voting shares may be taken up and paid for, more than 50% of the voting shares held by independent shareholders shall have been deposited pursuant to the take-over bid and not withdrawn, the offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of voting shares for not less than 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it must expire prior to the expiry of that Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days in accordance with applicable securities legislation.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid byway of a take-over bid circular sent to all holders of voting shares on terms which the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Rights Plan in respect of a particular take-over bid shall also constitute a waiver of any other take-over bid which is made by means of a take-over bid circular to all holders of voting shares while the initial take-over bid is outstanding. The Board may also waive the application of the rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company at the time of the granting of the waiver by the Board. With the prior consent of the holders of voting shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting shares otherwise than pursuant to a take-over made by means of a take-over bid circular to holders of voting shares, waive the application of the Rights Plan to such Flip-in Event, by written notice delivered to the rights agent.

The Board may, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, adjusted in accordance with the terms of the Rights Plan Agreement, where applicable. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Rights Plan.

Board of Directors

The adoption of the Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a take-over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate. It is not the intention of the Board to secure the continuance of existing Directors or officers to avoid an acquisition of control or the Company in a transaction that is fair and in the best interests of the Company and its shareholders, or to avoid the fiduciary duties of the Board or of any Director. The proxy mechanisms of the Business Corporations Act (British Columbia) are not affected by the Rights Plan Agreement, and a shareholder may use his, her or its statutory rights to promote a change in the management or direction of the Company, including the right of shareholders holding not less than 5% of the outstanding shares to requisition the Board to call a meeting or shareholders.

Amendment

The Company may, prior to the date of the Meeting, without the approval of the holders of Rights or shares, supplement or amend the Rights Plan Agreement and may, after the date of the Meeting (provided the Rights Plan Agreement is ratified, confirmed and approved by shareholders at the Meeting) with the prior approval of shareholders (or holders of Rights if the Separation Time has occurred), supplement, amend or vary or delete any of the provisions of the Rights Plan Agreement. The Company may make amendments to the Rights Plan Agreement at any time to correct clerical or typographical error or, subject to confirmation at the next meeting of shareholders, make amendments which are required to maintain the validity of the Rights Plan Agreement due to changes in any applicable legislation, rules or regulations.

Existing Charter Provisions

The constating documents of the Company do not contain any provisions intended by the Company to have, or, to the knowledge of the Board having, an anti-takeover effect. However, the power of the Board to issue additional shares (although subject to restrictions imposed by applicable law and regulatory requirements) could be used to dilute the share ownership of persons seeking to obtain control of the Company.

Voting Requirements

The Rights Plan Agreement provides that it must be ratified by shareholders of the Company not later than June 19, 2009. The Exchange also requires that such ratification be obtained. The Rights Plan Agreement must be ratified by a majority of the votes cast at the Meeting by holders of shares, and, if applicable, by a separate majority vote excluding any votes cast by (i) any shareholder that, directly or indirectly, on its own or in concert with others holds or exercises control over more than 20% of the outstanding shares, and (ii) the associates, affiliates and insiders of such shareholders. Management of the Company is not aware of any shareholder who will be ineligible to vote on the confirmation of the Rights Plan Agreement at the Meeting.

Text of Ordinary Resolution to Approve Rights Plan

Therefore, at the Meeting, the shareholders will be asked to pass an ordinary resolution in the following form:

“UPON MOTION IT WAS RESOLVED THAT:

1.

the Shareholder Rights Plan Agreement dated as of November 28, 2008, as amended as of May 14, 2009, between the Company and Computershare Trust Company be and is hereby ratified, confirmed and approved, subject to regulatory approval, and the Company is authorized to issue rights pursuant thereto;

2.

the actions of the directors and officers of the Company in executing and delivering the Shareholder Rights Plan Agreement, as amended as of May 14, 2009, be and the same are hereby ratified, confirmed and approved and authorized; and

3.

any one director or officer of the Company be and is hereby authorized to execute and deliver on behalf of the Company any and all such documents and instruments and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with the said agreement.”

The Directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote FOR the approval of the Rights Plan Agreement.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 16360 Park Ten Place, Suite 217, Houston, Texas, U.S.A., to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are or will be filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The Board of Directors of the Company has approved the contents and sending of this Information Circular.

DATED this 14th day of May, 2009.

APPROVED BY THE BOARD OF DIRECTORS

“Mark E. Jones III”

Mark E. Jones III

Chairman, Chief Executive Office, President and Director

EXHIBIT 99.3

BRAZAURO RESOURCES CORPORATION

(the “Issuer”)

16360 Park Ten Place, Suite 217

Houston, Texas, USA

77084

Telephone: 281-579-3400

Facsimile: 281-579-9799

To:	Registered and Non-Registered Shareholders

National Instrument 51-102 provides Shareholders with the opportunity to elect annually to have their name added to the Issuer’s supplemental mailing list in order to receive (i) annual financial statements and MD&A and (ii) interim financial statements and MD&A of the Issuer. The documents will be accessible under the Issuer’s profile at www.sedar.com or www.brazauroresources.com. However, if you wish to receive any such mailings, please check the applicable box below:

I wish to receive audited annual financial statements and MD&A	☐
I wish to receive interim financial statements and MD&A	☐

COMPLETE AND RETURN THIS FORM TO:

BRAZAURO RESOURCES CORPORATION

16360 Park Ten Place, Suite 217

Houston, Texas, USA, 77084

or by facsimile to 281-579-9799

Street Address	City/Town/Province/Postal Code
Print Name of Shareholder	Signature of Shareholder
Date

By signing this form, I hereby certify that I am a shareholder of the Issuer.

EXHIBIT 99.4

BRAZAURO RESOURCES CORPORATION

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual General Meeting to be held on Friday, June 12, 2009 at 2:00 p.m., Vancouver Time.

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 2:00 p.m., Vancouver Time, on Wednesday, June 10, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

09AP09072.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of Brazauro Resources Corporation hereby appoint: Mark E. Jones, III, or failing him, Brian C. Irwin,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of **Brazauro Resources Corporation** to be held at Suite 700, 595 Burrard Street, Vancouver, British Columbia, V7X 1S8 on Friday, June 12, 2009 at 2:00 p.m., Vancouver Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Mark E. Jones, III	☐	☐	02. Dr. Roger David Morton	☐	☐	03. Patrick L. Glazier	☐	☐
04. Brian C. Irwin	☐	☐	05. Leendert G. Krol	☐	☐	06. Greg Chorny	☐	☐
07. John S. Segner	☐	☐						

Fold

For Withhold

3. Appointment of Auditors
Appointment of Morgan & Company, Chartered Accountants, as Auditors of the Company for the ensuing year.

For Against

4. Shareholder Rights Plan Agreement
To approve the Company's Shareholder Rights Plan Agreement, as amended, as more fully set forth in the accompanying information circular.

Fold

For Against

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

0 6 5 0 7 9 A R 0 S R R Q

EXHIBIT 99.5

BRAZAURO RESOURCES CORPORATION

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Voting Instruction Form ("VIF") - Annual General Meeting to be held on Friday, June 12, 2009 at 2:00 p.m., Vancouver Time.

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. **If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).**
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

Fold

VIFs submitted must be received by 2:00 p.m., Vancouver Time, on Wednesday, June 10, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

09AP09072.NOBO.E.SEDAR/000001/000001/i

Appointee(s)

Management Appointees are: Mark E. Jones, III, or failing him, **Brian C. Irwin,**

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of **Brazauro Resources Corporation** to be held at Suite 700, 595 Burrard Street, Vancouver, British Columbia, V7X 1S8 on Friday, June 12, 2009 at 2:00 p.m., Vancouver Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Mark E. Jones, III	☐	☐	02. Dr. Roger David Morton	☐	☐	03. Patrick L. Glazier	☐	☐
04. Brian C. Irwin	☐	☐	05. Leendert G. Krol	☐	☐	06. Greg Chorny	☐	☐
07. John S. Segner	☐	☐						

Fold

For Withhold

3. Appointment of Auditors
Appointment of Morgan & Company, Chartered Accountants, as Auditors of the Company for the ensuing year.

For Against

4. Shareholder Rights Plan Agreement
To approve the Company's Shareholder Rights Plan Agreement, as amended, as more fully set forth in the accompanying information circular.

Fold

For Against

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

0 6 5 0 7 7 A R 0 S R R Q